Exhibit 12

CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES

TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Years Ended December 31
	2014		2013	2012	2011	2010
Earnings Available for Fixed Charges
Income from continuing operations before income taxes and noncontrolling interests that have not incurred fixed charges	$9,321		14,387	15,356	15,334	17,821
Distributions less than equity in earnings of affiliates	77	*	(822)	(596)	(131)	(357)
Fixed charges, excluding capitalized interest**	901		787	1,127	1,160	1,440

	$10,299		14,352	15,887	16,363	18,904

Fixed Charges
Interest and expense on indebtedness, excluding capitalized interest	$648		612	749	972	1,187
Capitalized interest	488		667	615	489	471
Interest portion of rental expense	114		75	67	53	52

	$1,250		1,354	1,431	1,514	1,710

Ratio of Earnings to Fixed Charges	8.2		10.6	11.1	10.8	11.1

* Includes	a significant distribution from a Canadian joint venture.
**	Includes amortization of capitalized interest totaling approximately $139 million in 2014, $101 million in 2013, $311 million in 2012, $135 million in 2011 and $201 million in 2010.